Mail Stop 4561

August 23, 2006

Mr. Randall Bambrough
Chief Financial Officer
46430 Fremont Boulevard
Fremont, CA 94538

> **Re: Intervideo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q Filed August 9, 2006**
> **File No. 000-49809**

Dear Mr. Bambrough:

We have reviewed your response to our letter dated July 20, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 61

1.   Please refer to comment 1 in our letter dated July 20, 2006. We have reviewed your response and your revised critical accounting policy disclosure in your second quarter 2006 10-Q and note that for sales to distributors or resellers with

limited return rights, you reserve a percentage return cap of the related revenue equal to an amount that the distributor or reseller is contractually allowed to return for a specified time period. Tell us why you reserve revenue up to the amount of the return cap. In this regard, tell us whether you are able to reliably estimate the amount of future returns and tell us how you determined that you met the requirements of paragraph 8 of SFAS 48. Additionally, confirm that after the time period for returns expires, for any products not returned, you recognize the revenue reserved on a timely basis. Alternatively, tell us your accounting for such reserves and when the reserved revenue is recognized. Also, tell us how you considered the requirements of Article 12-09 of Regulation S-X to include a valuation analysis of your reserve for return rights in your Form 10-K.

2.   Please refer to comment 2 in our letter dated July 20, 2006. We note in your response that returns have historically occurred within 30 days of the purchase which the Company believes is the return policy of the retailers where the product is sold. Clarify whether all of your retailers have a 30 day return policy or whether certain retailers have a different return policy. Additionally, tell us whether there have been any significant returns, historically, from end users after the 30 day period.

3.   Also, we note your response indicates that the revenue from sales to distributors and retailers with unlimited return rights is recognized in the month following the receipt of the reported sales to the end-users (i.e. your 30 day delay policy) thus allowing the return privileges to substantially expire. Your revised disclosures in your June 30, 2006 Form 10-Q; however, indicate that revenue is recognized upon receipt of evidence that the distributor and retailers have sold your product to the end users, <u>net of returns</u>. Please explain the apparent inconsistencies between your response and your revised disclosures.

<u>Form 10-Q For the quarterly period ended June 30, 2006</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 18</u>

4.   We have reviewed your disclosures regarding the declining revenue related to HP beginning in the fourth quarter of 2005 and into 2006, because HP informed the Company that they will not incorporate certain of your products into certain future HP notebook models. We reissue our previous comment 1 in our letter dated June 23, 2006 to include in your disclosures insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address

these opportunities, challenges and risks pursuant to FR-72. Your current disclosure is very general and does not include a discussion of the potential impact of losing future business from your largest customer and what actions management is taking to overcome the possible future declines in revenue from this customer. Tell us how you intend to comply with Section III.B.3 of SEC Release No. 33-8350 to include such discussion.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

 You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief